

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Michelle S. Mapes
Interim Principal Executive Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, NE 68106

> **Re: Green Plains Inc.**
> **Registration Statement on Form S-3**
> **Filed July 17, 2025**
> **File No. 333-288720**

Dear Michelle S. Mapes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Sarah K. Morgan, Esq.